iQSTEL Inc.

300 Aragon Avenue, Suite 375

Coral Gables, FL 33134

Via EDGAR

July 12, 2022

United States Securities and Exchange Commission

100 F Street, N.E. Mailstop 3720

Washington D.C., 20549-7010

Attention: Marion Graham

Re: iQSTEL Inc

Amendment No. 1 to Registration Statement on Form S-1

Filed February 10, 2023

File No. 333-268856

Dear Marion Graham:

I write on behalf of iQSTEL Inc. (the “Company”) in response to Staff’s letter of March 7, 2023, by the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced Amendment No. 1 to Registration Statement on Form S-1, filed February 10, 2023 (the Comment Letter”).

Paragraph numbering used for each response corresponds to the numbering used in the Comment letter.

Form S-1/A filed February 10, 2023

Prospectus Summary, page 1

1. We note your response to prior comment 1. Revise your disclosure to disclose that 100% of your revenues for all periods were generated from the telecom division and that you did not generate any revenue from the remaining three business lines: (i) fintech business line; (ii) blockchain platform business line; and (iii) electric vehicle business line.

In response to this comment, the Company revised the disclosures to clarify the stage of operations for each business line and the source of revenues for the periods presented in the Prospectus.

General

2. We note your response to prior comment 9. Please revise the filing to disclose that a listing on Upstream is not a condition to this offering and that you have applied to list the same class of securities as a digital security. Disclose in the filing that Upstream is operated by the MERJ Exchange, which is regulated in the Seychelles and the risks and uncertainties with listing on this exchange. Finally, disclose the rights of shareholders and any restrictions on investors on the Upstream platform. For example, we note that U.S. or Canadian based investors, either a Canadian citizen, U.S. citizen or permanent resident, will not be able to buy shares on the Upstream secondary market.

The Company respectfully acknowledges the staff's comments, notes that the Company has withdrawn its listing application with Upstream, and requests that the staff consider the issue of the Company’s listing with Upstream to be moot.

3. Please refer to prior comment 10 and revise the filing to provide a materially complete description of the tokenized shares and the process by which shareholders exchange their common shares for the tokenized shares, including the entire lifecycle from the initial exchange of common shares for tokenized shares through the exchange back into common shares. Provide a detailed explanation of how such securities are the same as the issued and outstanding shares of common stock already registered, as well as how such shares compare in regards to transferability and the role of the transfer agent, whether on Upstream or otherwise. In your disclosure, please explain the role of MERJ Depository and Registry Limited and how it interacts with the company’s U.S. transfer agent, and also address how any "tokenized equity" is held on Upstream through MERJ Depository and Registry Limited (e.g., whether through a shareholder's wallet or an omnibus wallet).

The Company respectfully acknowledges the staff's comments, notes that the Company has withdrawn its listing application with Upstream, and requests that the staff consider the issue of the Company’s listing with Upstream to be moot.

4. Please refer to prior comment 11 and your corresponding response. While we note that the company is not currently planning to offer digital dividends to shareholders, the response letter stated that "[i]f and when a digital dividend is contemplated to be issued, all shareholders of record of the company will be entitled to the dividend." Please include this disclosure in your filing.

The Company respectfully acknowledges the staff's comments, notes that the Company has withdrawn its listing application with Upstream, and requests that the staff consider the issue of the Company’s listing with Upstream to be moot.

5. Please refer to prior comment 12 and your corresponding response. Include risk factor disclosure addressing the discrepancies that could result between the trading prices of common shares on OTC and the tokenized shares on Upstream, whether resulting from different liquidity in the markets or otherwise.

The Company respectfully acknowledges the staff's comments, notes that the Company has withdrawn its listing application with Upstream, and requests that the staff consider the issue of the Company’s listing with Upstream to be moot.

6. Please refer to prior comment 13 and your corresponding response. Revise your disclosure to include what information is publicly available about the trading activity that occurs on Upstream and, in particular, what information holders of common shares would have about the trading on Upstream before making a decision to exchange their common shares for tokenized shares.

The Company respectfully acknowledges the staff's comments, notes that the Company has withdrawn its listing application with Upstream, and requests that the staff consider the issue of the Company’s listing with Upstream to be moot.

7. We note your responses to prior comments 9 and 10. It appears that MERJ Depository will be the record holder for the tokenized shares. Please explain the legal relationship between MERJ Depository and shareholders who deposit their shares with MERJ Dep., including the relevant governing law. Please also explain the rights of such shareholders in the event of a liquidation or dissolution of MERJ Depository. Further, please compare the legal rights of such shareholders with shareholders who own their shares in either book-entry form or on deposit with a U.S. broker, including the various protections afforded such shareholders under applicable law. Finally, please add risk factor disclosure addressing the risks to shareholders arising from any difference in such rights and protections.

The Company respectfully acknowledges the staff's comments, notes that the Company has withdrawn its listing application with Upstream, and requests that the staff consider the issue of the Company’s listing with Upstream to be moot.

8. We note your responses to prior comments 9 and 10. Please clarify whether holders of the tokenized shares will receive dividend, voting, and other rights associated with ownership of the company’s common stock and, if so, explain how they are entitled to these rights, whether by contract and/or applicable law. Please also clarify whether such holders have the right to receive confirmations, proxy statements and other documents required by law to be provided to the holders of the company’s common stock. Finally, please clarify whether there are any rights or preferences to which holders of tokenized shares are not entitled.

The Company respectfully acknowledges the staff's comments, notes that the Company has withdrawn its listing application with Upstream, and requests that the staff consider the issue of the Company’s listing with Upstream to be moot.

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9. It appears that U.S. citizens and residents are permitted to deposit their securities with MERJ Depository and sell those securities on the Upstream platform operated by MERJ Exchange. It is not clear why MERJ Depository and MERJ Exchange are not required to register with the Commission as a broker or dealer, national securities exchange and/or clearing agency. Please add a risk factor addressing the risks to shareholders in the event that these entities are not properly registered with the Commission as a broker or dealer, national securities exchange and/or clearing agency.

The Company respectfully acknowledges the staff's comments, notes that the Company has withdrawn its listing application with Upstream, and requests that the staff consider the issue of the Company’s listing with Upstream to be moot.

10. We note a tweet published by the company's account on February 27, 2023 regarding a potential application to list on the NYSE. Please tell us whether the company has applied to list on the NYSE or intends to apply to list on the NYSE. If so, please revise your disclosure to state whether listing approval is a condition to the offering. If it is not, include related risk factor disclosure.

In response to this comment, the Company has not and does not intend to apply to list on the NYSE.

11. The company's common stock is currently quoted on the OTCQX. If you intend to list or have applied for listing on the NYSE, please revise your corporate governance disclosure to use the independence standards by the NYSE rather than Nasdaq. See Item 407(a)(1)(iii) of Regulation S-K.

In response to this comment, the Company has not and does not intend to apply to list on the NYSE.

Sincerely

/s/ Alvaro Cardona

Alvaro Cardona

Chief Financial Officer

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